

November 15, 2012

Via U.S. Mail
Mr. Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

> **Re:**   **Secure Digital, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 25, 2012**
> **File No. 333-177744**

Dear Mr. Hodyno:

We have reviewed the above-referenced filing and the related response letter dated October 24, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 3, 2012.

Cover Page

1.   Your cover page statement that you have elected to opt out of the extended transition period for complying with new or revised accounting standards is inconsistent with the disclosure in the second paragraph of the final risk factor presented on page 12. Please revise. Eliminate the cover page disclosure of your Section 107 election or explain to us why you believe that the election is key information that is appropriate for the cover page.

Risk Factors, page 7

General

2.   We note the revisions made to the disclosures concerning your former auditor in response to prior comment 3. Please address the following:

- As previously requested, revise the inception date in the second paragraph to January <u>28</u>, 2004;

- We note your disclosure that states, "Because our former Independent Registered Public Accounting Firm has ceased operations and has not re-issued the report that appears in the Company's November 30, 2008 audited financial statements on Form S-1…" Since this audit report covers more than just the November 30, 2008 audited financial statements, please revise to disclose all periods addressed by this audit report, i.e., as of and for the two years ended November 30, 2008 and the cumulative period from January 28, 2004 (Inception) to November 30, 2008. Alternatively, you can omit reference to the financial statement dates and disclose that the former Independent Registered Public Accounting Firm has ceased operations and has not re-issued the report that appears in the Company's Form S-1.

The Company's former Independent Registered Public Accounting Firm, . . . page 7

3.   Revise the heading of this risk factor to explain concisely the consequences to investors of the lack of a re-issued report or consent from the prior auditor, i.e., the adverse impacts on potential claims by investors under the liability provisions of the Securities Act. Expand the text of the risk factor to describe how the lack of the consent impacts investor actions that assert claims under these liability provisions of the Securities Act.

We will not be required to comply with certain provisions of the Sarbanes . . ., page 11

4.   The final sentence of the first paragraph of this risk factor indicates that management's report on the effectiveness of internal controls over financial reporting will not be required until the later of the filing of your second annual report or the date you are no longer an emerging growth company. The management's report will be required in your second annual report, but the auditor attestation concerning management's evaluation and conclusions as to effectiveness of internal controls over financial reporting will not be required so long as you remain an emerging growth company. Please revise the disclosure accordingly or advise.

"We will incur increased costs and demands upon management as a result of complying with the laws and regulations…," page 10

5.   Discussion of your status as an emerging growth company appears to be separate and distinct from the risk identified in this risk factor heading. Be sure to avoid including language or text that is duplicative of disclosure that is currently included elsewhere in your document. In this regard, we note that you currently discuss risks related to your status as an emerging growth company under the heading "We will not be required to comply with certain provision of the Sarbanes…."

Selling Shareholders, page 12

6.   Please clarify whether Mr. Danvers exercises sole or shared dispositive power of the shares offered for sale by Commguard, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 28

7.   Revise Management's Discussion and Analysis of Financial Condition and Results of Operations to limit the disclosure to information responsive to Item 303 of Regulation S-K as applicable to your company. In this regard, the sub-section captioned "The Jumpstart our Business Startups Act of 2012" should be presented elsewhere in the filing and text under that subheading that repeats disclosure provided previously need not be presented.

8.   We reissue prior comment 8 in part. You should revise your document throughout to accurately describe the development of your product and business. In this regard, we note that you disclose under "Product Development Plan" that you have completed your website. You indicate, however, under "Website Development Plan" that programming for your website is not complete.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9.   We note that the fourth paragraph of Madsen and Associates CPA's audit report does not address the period from December 1, 2008 to November 30, 2011. Please have the auditors revise the fourth paragraph to add reference to this audited period.

Statements of Operations, page F-4

10.   We note that you present the interim Statements of Operations for the three and nine months ended August 31, 2012 and comparable periods of the preceding year on page F-4, however it appears this should reflect the annual Statements of Operations for the two years ended November 30, 2011 and the period from January 28, 2004 (Inception) to November 30, 2011. Please revise accordingly in your next amendment.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick M. Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Jill Arlene Robins, Esq.